EXHIBIT 12.3
PG&E CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings:
Net income	$244	$1,338	$1,006	$991	$917	$4,504
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company's equity in undistributed income (losses) of less than 50% owned affiliates	-	-	-	-	-	-
Income taxes provision	115	425	539	554	544	2,466
Net fixed charges	225	803	920	830	619	802
Total Earnings	$584	$2,566	$2,465	$2,375	$2,080	$7,772
Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$208	$825	$865	$799	$603	$813
Interest on capital leases	5	22	23	11	1	1
AFUDC debt	12	(44)	32	20	15	(12)
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	-	-	-	-	-	-
Total Fixed Charges	$225	$803	$920	$830	$619	$802
Ratios of Earnings to Fixed Charges	2.60	3.20	2.68	2.86	3.36	9.69

Note:
For the purpose of computing PG&E Corporation’s ratios of earnings to fixed charges, “earnings” represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividends. Fixed charges exclude interest on tax liabilities in accordance with FASB Interpretation No. 48 (Accounting for Uncertainty in Income Taxes).